NO ACT

PE 12-23-08

09004155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 17 2009

Washington, DC 20549

February 17, 2009

Vaughn R. Groves
Vice President, Secretary and General Counsel
Alpha Natural Resources, Inc.
One Alpha Place
P.O. Box 2345
Abingdon, VA 24212

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-17-09

Re: Alpha Natural Resources, Inc.
Incoming letter dated December 23, 2008

Dear Mr. Groves:

This is in response to your letters dated December 23, 2008 and January 27, 2009 concerning the shareholder proposal submitted to Alpha by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension, and the New York City Board of Education Retirement System. We also have received letters on the proponents' behalf dated January 21, 2009 and January 27, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 02 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
1 Centre Street, Room 602
New York, NY 10007-2341

February 17, 2009

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Alpha Natural Resources, Inc.
Incoming letter dated December 23, 2008

The proposal requests a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the company's operations and from the use of its primary products.

There appears to be some basis for your view that Alpha may exclude the proposal under rule 14a-8(i)(7), as relating to Alpha's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Alpha omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-2000

Re: Securities Exchange Act of 1934 - Section 14(a), Rule 14a-8; Omission of Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Alpha Natural Resources, Inc. ("Alpha" and sometimes referred to hereinafter as the "Company") in response to the January 21, 2009 letter (the "January 21 Letter") sent to the Securities and Exchange Commission (the "Commission") by the Office of the Comptroller of the City of New York on behalf of the New York City Pension Funds (collectively, the "Funds"). In that letter, the Funds rejected the Company's position, set forth in its letter to the Commission dated December 23, 2008 (the "December 23 Letter") that the shareholder proposal submitted to the Company on November 12, 2008 by the proponents named therein (the "Proposal") could be omitted from the Company's 2009 proxy statement and form of proxy (the "Proxy Materials") under Rule 14a-8(i)(7) of the Securities Exchange Act of 1934, as amended.

I have reviewed the January 21 Letter and the arguments made therein by the Funds and reject the Funds' position that the Proposal may not be excluded from the Company's 2009 Proxy Materials. In this letter, I am responding to the Funds' January 21 Letter and wish to re-affirm hereby Alpha's position and arguments set forth in the Alpha's December 23 Letter.

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), I am submitting this correspondence to the Commission by use of the Commission email address, shareholderproposals@sec.gov, and have included my name and telephone number both in this letter and the cover email accompanying this letter. In accordance with the Commission Staff's instruction in Section E of SLB 14D, I am simultaneously forwarding by email a copy of this letter to the Funds and the other proponents of the Proposal.

## THE PROPOSAL

The Proposal requests that Alpha's Board of Directors issue a report on how Alpha is "responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions" from its operations and "from the use of its primary products." In addition, the Proposal includes supporting statements suggesting that "efforts to reduce climate change can profoundly affect the valuation of many companies," such as Alpha, and that "company productivity/margins are likely to be structurally impaired by new regulatory mandates."

**DISCUSSION**

The language of SLB 14C provides that to the extent that a proposal and supporting statement focus on a company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, there is a basis for the company to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk. On the other hand, to the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, there is no basis for a company to exclude the proposal under Rule 14a-8(i)(7).

In the December 23 Letter, Alpha set forth why it may properly omit the Proposal from its proxy solicitation materials pursuant to Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the conduct of Alpha's ordinary business operations by requesting a report assessing certain risks associated with Alpha's business. The December 23 Letter described how the Commission Staff recently granted relief on this basis to a competitor of the Company, Arch Coal, Inc. ("Arch"), which received a proposal and supporting statements strikingly similar to the Proposal and its supporting statements. See Arch Coal, Inc. (January 17, 2008). Alpha, like Arch, is a leading coal supplier and mines, processes and markets steam and metallurgical coal. Alpha believes, in particular, that the nearly identical Arch Coal proposal and Arch Coal's coal mining business and this Proposal and Alpha's coal mining business should lead to a similar outcome: the Commission Staff's concurrence with Alpha that the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

The Funds allude to their prior form of proposal on carbon dioxide and other emissions, which was delivered to companies such as Arch and ONEOK, Inc. ("ONEOK") in 2007 (the "Prior Climate Change Proposals"), which read as follows:

> "RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide emissions from the company's operations and from the use of its primary product: coal." (Arch)

> "RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on how the company is responding to rising regulatory, competitive, public pressure to significantly reduce carbon dioxide and other emissions from the company's operations." (ONEOK)

The Commission's Division of Corporation Finance issued a no-action letter to each of Arch (January 17, 2008) and ONEOK (February 7, 2008) indicating that exclusion of their respective Prior Climate Change Proposal from their proxy statements would be proper under Rule 14a-8(i)(7), as relating to the companies' ordinary business operations (i.e., evaluation of risk).

In the January 21 Letter, the Funds state that, as a result of the outcomes in Arch and ONEOK, they revised the language of the Prior Climate Change Proposals so that new proposals sought only a report on steps "to significantly reduce the social and environmental harm associated with" such emissions. The Funds argue that the Proposal now qualifies as one that must be included in the Proxy Materials based on guidance provided by the Division in SLB 14C. The Company, however, believes that despite the minor alterations made to the Proposal by the proponents, the substance of the Proposal is still substantially the same as the Prior Climate Change Proposals delivered to each of Arch and ONEOK.

**Minor Change in Wording Does Not Alter the Proposal's Focus on Ordinary Business Operations**

In the January 21 Letter, the Funds' misquoted the resolution set forth in the Proposal and, by doing so, demonstrated that the Proposal is intended, in fact, to be identical to Arch in that it seeks a report on Alpha's assessment of the risks (competitive and otherwise) and liabilities that the Company faces as a result of operations that may adversely affect the environment or public health. The misquoted language of the resolution in the January 21 Letter is bold, italicized below:

> "Shareholders request a report [reviewed by a board committee of independent directors] on how the company is responding to rising regulatory, ***competitive***, and public pressure..."

The word "*competitive*" was in both of the Prior Climate Change Proposals and the use of such term was successfully argued by Arch and ONEOK as requesting an internal assessment of the risks and liabilities that those companies faced as a result of operations that may adversely affect the environment or public health. The Funds state in the January 21 Letter that they "carefully revised" the Prior Climate Change Proposals so that they would comply with the guidance set forth in SLB 14C. This careful revision, however, does not change the underlying intent and purpose of the Proposal which is evidenced by (i) the Funds' inclusion of the word "*competitive*" in the misquoting of the resolution set forth in the Proposal, (ii) the nearly identical whereas clauses in both the Proposal and Arch proposal, and (iii) the addition of a whereas clause in the Proposal, which was not in the Arch proposal, stating that "[e]fforts to reduce climate change can profoundly affect the valuation of many companies." Similar to the Prior Climate Change Proposals, the primary purpose of the Proposal is to seek a report from Alpha on the ordinary business matter of an evaluation of risk.

In Wachovia Corporation (February 10, 2006), the Division concurred that the company could exclude a proposal under Rule 14a-8(i)(7), as relating to Wachovia's ordinary business operations (i.e., evaluation of risk). Wachovia noted in its no-action request that the same proponent had submitted an identical proposal the prior year, except that the word "challenges" had been "risks," and that such proposal had been excluded on similar grounds. Wachovia noted that the change of word from "risk" to "challenge," in an apparent attempt to avoid the proposal being excluded as relating to evaluation of risk, did not change the substance of the proposal (i.e., relating to Wachovia's ordinary business operations). Similarly, while the resolution in the Proposal does not use the word "*competitive*," although misquoted in the Funds' January 21 Letter, and includes a reference to "social and environmental harm," the proponents' primary focus, as in the Prior Climate Change Proposals, is on the impact to Alpha of the possible risks associated with climate change and thus the Proposal should be excluded. The Proposal also does not focus on Alpha minimizing or eliminating operations that may adversely affect the environment or public health (e.g., the Proposal focuses on the impact of regulatory and public pressures on the Company, rather than the impact of Alpha's operations on the environment).

Furthermore, as argued in Alpha's December 23 Letter, the fact that the proponents have included a reference to "social and environmental harm" does not convert this Proposal into a proposal focusing specifically on social policy issues. The Commission Staff repeatedly has concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. See, e.g., Xcel Energy Inc. (April 1, 2003) (where the proponents included references to "global climate change" and "pollution-related ailments" and failed to succeed in altering the ordinary business nature of the proposal - establishment of risk management policies regarding carbon dioxide and other emissions); Wal-Mart Stores (March. 15, 1999) (proposal requesting report to ensure that company did not purchase goods from suppliers using forced labor, convict labor and child labor, was excludable since it requested that the report also address ordinary business matters); and General Electric Co. (Feb. 10, 2000) (proposal excludable under Rule 14a-8(i)(7) where a portion of it related to ordinary business matters); Sunoco, Inc. (February 8, 2008) (proposal to amend bylaws to establish a board committee on sustainability that would ensure the company's sustained viability and strive to enhance shareholder value by responding to changing conditions and knowledge of the natural environment was excludable as it related to the company's ordinary business operations (i.e., evaluation of risk)); TXU Corp. (April 2, 2007) (proposal requesting a study of energy efficiency with respect to the company's existing and proposed power plants and preparing a report to shareholders describing the impact that improvements in energy efficiency would have on the company was excludable as relating to the company's ordinary business operations); and Centex Corp. (May 14, 2007) (proposal requesting an assessment of how the company was responding to rising regulatory, competitive, and public pressure to address climate change in its homebuilding operations was excludable as relating to its ordinary business operations).

The Proposal focuses on the impact of environmental pressures, be they regulatory or public, on the Company, rather than the impact of the Company on the environment. This is evidenced, not only by the terms of the Proposal itself, but by the references to the likely economic implications of climate change on companies, including the statement that "[e]fforts to reduce climate change can profoundly affect the valuation of many companies" and that "company productivity/margins are likely to be structurally impaired by new regulatory mandates, to reduce greenhouse gas emissions." These statements clearly indicate that the Proposal is focused on risks to, and liability of, the Company, rather than social policy. Unlike the proposal set forth in General Electric Co. (January 31, 2007), which is cited in the Funds' January 21 Letter, the primary focus of the Proposal is on Alpha's response to rising regulatory and public pressures relating to the harms caused by carbon dioxide emissions - in contrast to the General Electric proposal which requested General Electric to prepare a global warming report on societal matters such as the extent to which General Electric believes that human activity will significantly alter the global climate etc.

**The Proposal is Analogous to the Excel Energy Inc. Proposal**

The Proposal is in line with the proposal at issue in Xcel also referenced in SLB 14C, where the proponents requested a "report ... on (a) the economic risk associated with the [c]ompany's past, present, and future emissions of carbon dioxide.....emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing a substantial reduction of those emissions related to its current business activities (i.e., potential improvement in competitiveness and profitability)." In SLB 14C, the Division analogized this proposal to one that "focus[es] on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health."

The Proposal is in essence calling on Alpha to distribute a report to shareholders that provides an assessment of the risks to Alpha's business of rising regulatory and public pressure to reduce the harm caused by carbon dioxide emissions and does not request that Alpha reduce or minimize any social or environmental harm caused by its operations. Such a report would require Alpha to, in effect, summarize its ordinary business of mining, processing and marketing coal and not serve to instruct the company on how to modify, minimize or eliminate operations that may adversely affect the environment. Alpha disagrees with the Funds' assertion in the January 21 Letter that the Proposal differs from the Xcel proposal, because the Proposal does not request that Alpha take steps to reduce environmental and social harm from its operations but rather requests a report detailing the risks to Alpha's business associated with legal and public policy developments.

Further, the Funds' January 23 Letter quotes statements of President Obama and President Bush which are irrelevant to the Proposal. These statements quoted in the letter relate to combating climate change and working to reduce carbon dioxide emissions. A shareholder vote on the Proposal will not have, as the January 21 Letter suggests, an impact on "the earth-changing environmental harms that two Presidents pledged to address," because the Proposal does not call for any change, reduction or elimination of any business activity performed by Alpha that may be contributing to the harm caused by carbon dioxide emissions.

Contrary to the Funds' assertion, the Proposal does not request that Alpha evaluate future actions, policies and specific operations and their impact on the environment, nor does it ask Alpha to change its policies or somehow minimize or eliminate current operations that may adversely affect the environment. In the January 21 Letter, the Funds attempt to analogize the Proposal to the one at issue in Exxon Mobil Corp. (March 18, 2005). In Exxon, the proponents requested "a report ... on the potential environmental damage that would result from the company drilling for oil and gas in protected areas... [and] consider the implications of a policy of refraining from drilling in such areas..." In SLB 14C, the Division analogized this proposal to one that "focus [es] on the company minimizing or eliminating operations that may adversely affect the environment or the public's health," and was therefore not excludable. Unlike the proposal at issue in Exxon, the Proposal does not request or even suggest that Alpha should alter, refrain or eliminate any operations to address the social and environmental harm associated with carbon dioxide emissions from Alpha's operations or primary product, coal.

The Funds also reference inapplicable no-action letters in which the Commission has rejected companies' efforts to omit certain climate change proposals which are analogous to Exxon. In each case cited by the Funds, those companies were asked to analyze steps to be taken to minimize or refrain from operations that had a negative environmental or social impact or to develop more environmentally sustainable business practices. Exxon Mobil Corp. (March 14, 2008) (proponents requested a report to shareholders on likely consequences of global climate change for emerging countries and poor communities in these countries and to compare those outcomes with scenarios in which the company takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change); Meredith Corp. (August 21, 2008) (proponents requested a report assessing options for increasing the use of certain fibers to reduce the company's impact on greenhouse gas emissions); Centex Corp. (March 18, 2008) (proponents requested that the board of directors adopt quantitative goals for reducing total greenhouse gas emissions from products and operations and a report to stockholders); Ultra Petroleum Corp. (March 6, 2008) (proponents asked that the board of directors prepare a report on the company's plans to address climate change, including the development of policies to minimize the company's impacts on climate change) and ONEOK Inc. (February 25, 2008) (proponents requested that the board of directors prepare a report on the feasibility of adopting quantitative goals, based on current and emerging technologies, for reducing greenhouse gas emissions from the company's operations). In each of these proposals, the proponents sought a report from the company analyzing steps that could be taken to minimize the companies' respective adverse impact on the environment or for those companies to develop more environmentally sustainable practices. The Proposal at issue here does not at all request an assessment of the impact of Alpha's operations on society or the environment (or request a change, reduction in, or elimination of, any Alpha operations), but rather requests an assessment of the risks to Alpha of rising regulatory and public pressure to reduce the harm caused by carbon dioxide emissions.

As I stated in the December 23 Letter, Alpha believes that the Proposal focuses on its fundamental day-to-day business operations and involves a matter that requires an internal assessment of various regulatory and public policy risks to Alpha. Moreover, a proposal may be excluded in its entirety when it addresses ordinary business matters even if it also touches upon a policy matter. The fact that the Proposal and supporting statement mention carbon dioxide emissions and climate change do not remove it from the scope of Rule 14a-8(i)(7) because the Proposal fundamentally addresses the benefits, risks and liabilities Alpha faces as a result of its response to regulatory and public pressure to address carbon dioxide emissions. Accordingly, based on the foregoing and in view of the consistent position of the Commission Staff on prior proposals relating to similar issues, Alpha continues to believe that it may properly omit the Proposal from its Proxy Materials for its 2009 annual meeting of shareholders pursuant to Rule 14a-8(i)(7).

**Commission Staff's Use Of Facsimile Numbers For Response**

Pursuant to SLB 14C, in order to facilitate transmission of the Commission Staff's response to Alpha's request during the highest volume period of the shareholder proposal season, my facsimile number is (276) 619-4321 (Attention: Vaughn R. Groves), the Funds' facsimile number is (212) 815-8578 (New York City Office of the Comptroller, Attention: Richard S. Simon), and the original proponents' facsimile number is (212) 815-8663 (New York City Office of the Comptroller, Attention: Patrick Doherty).

Thank you for your time and consideration.

Sincerely,

Vaughn R. Groves
Vice President, Secretary and General Counsel

cc: Richard S. Simon, New York City Office of the Comptroller, Deputy General Counsel
Patrick Doherty, New York City Office of the Comptroller, Bureau of Asset Management

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-7775
FAX NUMBER: (212) 815-8578
WWW.COMPTROLLER.NYC.GOV

Richard S. Simon
DEPUTY GENERAL COUNSEL

WILLIAM C. THOMPSON, JR.
COMPTROLLER

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

**BY EMAIL and EXPRESS MAIL**

January 27, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Alpha Natural Resources, Inc.
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds in brief response to the January 27, 2009 reply letter from Vaughn R. Groves, General Counsel of Alpha Natural Resources, Inc., in connection with the Company's no-action request. Surprisingly, Mr. Groves' letter begins by emphasizing that the Funds' 2009 Proposal not only limited the requested report to steps "to significantly reduce the social and environmental harm associated with carbon dioxide emissions," but also deleted any reference in the Resolved clause to "competitive pressures." Those changes together make clear why under the express guidance of Staff Legal Bulletin 14C, the Proposal's Resolved clause, which does not ask for a report as to costs, risks, competition, financial impacts, legal compliance, or any considerations other than "social and environmental harm," does not implicate "ordinary business." The balance of Mr. Groves' letter does not raise any new matters.

For the reasons set forth above and in the Funds' January 21 letter, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Sincerely,

/s/

Richard S. Simon

cc: Vaughn R. Groves, Esq.
Vice President & General Counsel
Alpha Natural Resources, Inc.
One Alpha Place
Abingdon, VA 24212

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-7775
FAX NUMBER: (212) 815-8578
WWW.COMPTROLLER.NYC.GOV

Richard S. Simon
DEPUTY GENERAL COUNSEL

WILLIAM C. THOMPSON, JR.
COMPTROLLER

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

**BY EMAIL and EXPRESS MAIL**

January 27, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549



Re: Alpha Natural Resources, Inc.
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds in brief response to the January 27, 2009 reply letter from Vaughn R. Groves, General Counsel of Alpha Natural Resources, Inc., in connection with the Company's no-action request. Surprisingly, Mr. Groves' letter begins by emphasizing that the Funds' 2009 Proposal not only limited the requested report to steps "to significantly reduce the social and environmental harm associated with carbon dioxide emissions," but also deleted any reference in the Resolved clause to "competitive pressures." Those changes together make clear why under the express guidance of Staff Legal Bulletin 14C, the Proposal's Resolved clause, which does not ask for a report as to costs, risks, competition, financial impacts, legal compliance, or any considerations other than "social and environmental harm," does not implicate "ordinary business." The balance of Mr. Groves' letter does not raise any new matters.

For the reasons set forth above and in the Funds' January 21 letter, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Sincerely,

Richard S. Simon

cc: Vaughn R. Groves, Esq.
Vice President & General Counsel
Alpha Natural Resources, Inc.
One Alpha Place
Abingdon, VA 24212

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-7775
FAX NUMBER: (212) 815-8578
WWW.COMPTROLLER.NYC.GOV

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
DEPUTY GENERAL COUNSEL

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

**BY EMAIL and EXPRESS MAIL**

January 21, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Alpha Natural Resources, Inc.
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the December 23, 2008 letter (the "December 23 Letter") sent to the Securities and Exchange Commission (the "Commission") by Vaughn R. Groves, Vice President and General Counsel of Alpha Natural Resources, Inc. ("Alpha" or the "Company"). In that letter, the Company contended that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2008 proxy statement and form of proxy (the "Proxy Materials") under Rule 14a-8(i)(7) pursuant to the Securities Exchange Act of 1934.

I have reviewed the Proposal as well as Rule 14a-8 and the December 23 Letter. Based upon that review, it is my opinion that the Proposal may not be omitted from the Company's 2009 Proxy Materials. In light of the intense public and governmental concerns about global warming caused by carbon dioxide and other greenhouse gases, the Proposal, which seeks a report on steps to reduce social and environmental harm from carbon dioxide emissions, fits squarely within the guidance of *Staff Legal Bulletin 14C* (June 28, 2005) ("SLB 14C") as to proposals on the environment or public health that relate to significant social policy issues, and so transcend "ordinary business." Accordingly, the Funds respectfully request that the Staff of the Division of Corporation Finance (the "Division") deny the relief that Alpha seeks.

## I. THE PROPOSAL

The Proposal consists of whereas clauses followed by a resolution. Among other things, the whereas clauses note the unequivocal evidence as to the extremely serious consequences of greenhouse gas emissions, and the need for steps to address that climate damage.

The Resolved clause then states:

> RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the company's operations and from the use of its primary products.

## II. THE COMPANY HAS NOT SHOWN THAT IT MAY OMIT THE PROPOSAL UNDER RULE 14a-8(i) (7).

In the December 23 Letter, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations and does not involve significant social policy issues). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. As detailed below, the Company has failed to meet its burden and its request for "no-action" relief should accordingly be denied.

A. <u>The Proposal Relates Solely to Risks to the Environment and Society, and Thus May Not Be Omitted as Relating to "Ordinary Business" Under Rule 14a-8(i)(7).</u>

The Resolved clause of the Funds' Proposal, on its face, fits directly within the class of proposals about the environment and public health which the Division advised in SLB 14C could not be excluded under Rule 14a-8(i)(7). Indeed, the Funds' Proposal to Alpha was carefully revised in the past several months to ensure that, in contrast to a prior proposal by the Funds on climate change, the current Proposal would fully comply with the guidance set forth in SLB 14C.

Specifically, the Funds' prior proposal, which went to Arch Coal, Inc. and other companies, had sought a report on each company's steps to "to significantly reduce carbon dioxide emissions from the company's operations and from the use of its primary product: coal." The Staff issued a no-action letter to Arch Coal on January 17, 2008, stating that "There appears to be some basis for your view that Arch may exclude the proposal under rule 14a-8(i)(7), as relating to Arch's ordinary business operations (i.e., evaluation of risk)." The Funds' request for reconsideration was denied on March 7, 2008. After considering the Staff's advice in the *Arch Coal* matter in light of SLB 14C, the Funds changed their Proposal so that it did not seek a report on steps to reduce carbon dioxide emissions, but rather sought only a report on steps "to significantly reduce the social and environmental harm associated with" such emissions. As the changed Proposal now fully comports with the guidance of SLB 14C as to proposals, there is no basis for the issuance of a no-action letter under Rule 14a-8(i)(7); and the 2008 *Arch Coal* letter, and a similar one in *ONEOK, Inc.* (Feb. 7, 2008), upon which Alpha seeks to rely, are inapposite.

That outcome is squarely supported by the Division's prior guidance. The Division has consistently made clear that "ordinary business" cannot be used as a rationale to exclude under Rule 14a-8(i) (7) proposals that relate to matters of substantial public interest. Thus, the July 12, 2002 *Staff Legal Bulletin 14A,* which specified that Staff would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, advised:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

(Footnotes omitted).

The Bulletin then reviewed the Commission's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters 'but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.'

More recently, *SLB 14C* made clear that proposals seeking reports concerning the effects of a company's actions on the environment or public health, as the Proposal explicitly does here, do not relate to "ordinary business." That Bulletin stated, in relevant part:

> To the extent that a proposal and supporting statement focus on <u>the company minimizing or eliminating operations that may adversely affect the environment or the public's health</u>, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

(emphasis added).

Indeed, the examples cited in SLB 14C show how the Funds' current Proposal does not relate to ordinary business, and so cannot be excluded under Rule 14a-8(i)(7). In SLB 14C, the Staff provided a chart to illustrate when a company may and may not exclude a proposal under Rule 14a-8(i) (7). The Proposal is closely analogous to the *Exxon Mobil Corp.* (March 18, 2005) proposal the Staff included in the chart to show what proposals a company may <u>not</u> exclude as relating to ordinary business. In *Exxon*, the proponents requested "a report on the potential environmental damage that would result from the company drilling for gas in protected areas . . . ."

As was the case with the *Exxon* proposal, the Funds' Proposal here is focused on a threat to the environment and therefore, consistent with SLB 14C, it may not be excluded. In contrast, the Staff in SLB 14C referred to the *Xcel Energy Inc.* (April 1, 2003) proposal as an example of when the Staff would concur with the company's view that a proposal should be excluded. In *Xcel*, the proponents requested, "That the Board of Directors report ... on (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulphur dioxide, nitrogen oxide, and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability)". The Proposal thus differs in critical respects from the *Xcel* proposal, since the Proposal does <u>not</u> request a report on economic risks or benefits, but rather on steps to reduce environmental and social harms.

Further, SLB 14C does not require the exclusion of a proposal merely because it makes some references to the financial or reputational effect on the company. In *Exxon*, one whereas clause stated that there is a need to study and report on the impact of the company's value from decisions to do business in sensitive areas, and another whereas cause expressed concern about the possible advantageous position of the company's major competitors. Similarly here, Alpha seeks to attach much weight to the fact that the whereas clauses mention corporate "valuation" and "productivity/margins" (December 23 Letter at p. 5). But as in *Exxon*, those recitals are of little import, given the sole focus of the requested report on reducing environmental and social harms. Nor does the fact that Alpha already reports on environmental and health issues (December 23 Letter at pp. 3-4) render the Proposal one of "ordinary business," for otherwise, contrary to SLB 14C, all proposals on steps to protect the environment and health could be omitted on the basis that companies already report on those issues.

The denial of no-action relief here is also well-supported by other Staff advice, since its January 17, 2008 letter in *Arch Coal*, rejecting companies' efforts to omit proposals seeking reports on means to reduce greenhouse gases and/or their environmental impact. *See Meredith Corp.* (August 21, 2008) (report assessing options for using types of fiber that would reduce the company's impact on greenhouse gas emissions); *Centex Corp.* (March 18, 2008) (establish and report on quantitative goals, based on available technologies, for reducing total greenhouse gas emissions); *Exxon Mobil Corp.* (March 14, 2008) (report on likely consequences of global climate change for emerging countries and poor communities and comparison with scenarios in which ExxonMobil takes the lead in developing sustainable energy technologies); *Ultra Petroleum Corp.* (March 6, 2008) (report on the company's plans to address climate change); *ONEOK, Inc.* (Feb. 25, 2008) (report on adopting quantitative goals, based on current and emerging technologies, for reducing the company's greenhouse gas emissions).*

* In contrast, none of the no-action letters cited by Alpha at pp. 5-6 and 8 of its December 23 Letter, mostly from 2006 and earlier, involved a proposal that expressly sought a report on steps to reduce environmental or health damage from climate change or other causes. Thus, none of those readily distinguishable proposals met the standards of SLB 14C – unlike the Funds' Proposal, which explicitly meets those standards.

The change in the Funds' Proposal also makes more apposite a Staff letter issued before *Arch Coal, General Electric Co.* (January 31, 2007), where the Staff declined to issue no-action advice. Although the proposal requested a global warming report that included estimates of costs and benefits to GE of its climate policy, it also requested that the report discuss the specific scientific data and studies relied on to formulate GE's climate policy, the extent to which GE believed human activity would significantly alter global climate, whether such change is necessarily undesirable and whether a cost-effective strategy for mitigating any undesirable change was practical. Although part of the proposal related to an evaluation of risks and liabilities, the primary focus of the proposal in its entirety was concern about the environment. Here, the focus of the Funds' Proposal is even more plainly on reducing damage to the environment.

Finally, we note that current events continue to make it clear that reduction of the environmental damage from carbon dioxide emissions is the very sort of significant social policy issue that the Commission and the Staff have long recognized as falling outside of "ordinary business." Just yesterday, President Obama pledged in his Inaugural Address that under his Administration, the Nation would "roll back the specter of a warming planet." The Inaugural Address carried forward President Obama's previous pledges that, recognizing the threat from greenhouse gases and global warming, his Administration would (to quote the title of a section of a position paper) "Make the U.S. a Leader in Combating Climate Change around the World," and work to reduce emissions of carbon dioxide and other greenhouse gases. *See* www.barackobama.com/pdf/issues/EnvironmentFactSheet.pdf, at pp. 2-4.

Before that, President Bush had also emphasized the threat from climate change:

> Energy security and climate change are two of the important challenges of our time. The United States takes these challenges seriously, and we are effectively confronting climate change through regulations, public-private partnerships, incentives, and strong investment in new technologies. Our guiding principle is clear: we must lead the world to produce fewer greenhouse gas emissions, and we must do it in a way that does not undermine economic growth or prevent nations from delivering greater prosperity for their people.

(emphasis added). "Statement by the President on Energy Security and Climate Change," White House News (November 28, 2007), at www.whitehouse.gov/news/releases/2007/11/20071128-7.html. Alpha's shareholders should be given the opportunity to consider and vote on a Proposal which focuses directly on the earth-changing environmental harms that two Presidents pledged to address.

Thus the Proposal, which on its face, in the words of *Staff Legal Bulletin 14C,* "focuses on the company minimizing or eliminating operations that may adversely affect the environment or the public's health," cannot be excluded under Rule 14a-8(i)(7).

## III. CONCLUSION

The Funds' Proposal properly requests that Alpha report to shareholders about the Company's actions aimed at "minimizing or eliminating operations that may adversely affect the environment or the public's health," (SLB 14C, *supra*), specifically, the reduction of environmental and social harm associated with carbon dioxide emissions from the Company's operations. The Proposal pertains to a matter of widespread public concern, and does not seek a report on financial, economic or regulatory impacts to the Company, and so does not relate to "ordinary business." Accordingly, under the standards set forth in Rule 14a-8, and the guidance of *Staff Legal Bulletins 14A* and *14C,* the Company has failed to meet the burden of showing that the Funds' Proposal may be excluded under 14a-8(i)(7).

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your time and consideration.

Sincerely,

Richard S. Simon

cc: Vaughn R. Groves, Esq.
Vice President & General Counsel
Alpha Natural Resources, Inc.
One Alpha Place
Abingdon, VA 24212

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-7775
FAX NUMBER: (212) 815-8578
WWW.COMPTROLLER.NYC.GOV

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
DEPUTY GENERAL COUNSEL

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

**BY EMAIL and EXPRESS MAIL**

January 21, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Alpha Natural Resources, Inc.
<u>Shareholder Proposal submitted by the New York City Pension Funds</u>

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the December 23, 2008 letter (the "December 23 Letter") sent to the Securities and Exchange Commission (the "Commission") by Vaughn R. Groves, Vice President and General Counsel of Alpha Natural Resources, Inc. ("Alpha" or the "Company"). In that letter, the Company contended that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2008 proxy statement and form of proxy (the "Proxy Materials") under Rule 14a-8(i)(7) pursuant to the Securities Exchange Act of 1934.

I have reviewed the Proposal as well as Rule 14a-8 and the December 23 Letter. Based upon that review, it is my opinion that the Proposal may not be omitted from the Company's 2009 Proxy Materials. In light of the intense public and governmental concerns about global warming caused by carbon dioxide and other greenhouse gases, the Proposal, which seeks a report on steps to reduce social and environmental harm from carbon dioxide emissions, fits squarely within the guidance of *Staff Legal Bulletin 14C* (June 28, 2005) ("SLB 14C") as to proposals on the environment or public health that relate to significant social policy issues, and so transcend "ordinary business." Accordingly, the Funds respectfully request that the Staff of the Division of Corporation Finance (the "Division") deny the relief that Alpha seeks.

## I. THE PROPOSAL

The Proposal consists of whereas clauses followed by a resolution. Among other things, the whereas clauses note the unequivocal evidence as to the extremely serious consequences of greenhouse gas emissions, and the need for steps to address that climate damage.

The Resolved clause then states:

> RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the company's operations and from the use of its primary products.

## II. THE COMPANY HAS NOT SHOWN THAT IT MAY OMIT THE PROPOSAL UNDER RULE 14a-8(i) (7).

In the December 23 Letter, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations and does not involve significant social policy issues). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. As detailed below, the Company has failed to meet its burden and its request for "no-action" relief should accordingly be denied.

A. The Proposal Relates Solely to Risks to the Environment and Society, and Thus May Not Be Omitted as Relating to "Ordinary Business" Under Rule 14a-8(i)(7).

The Resolved clause of the Funds' Proposal, on its face, fits directly within the class of proposals about the environment and public health which the Division advised in SLB 14C could not be excluded under Rule 14a-8(i)(7). Indeed, the Funds' Proposal to Alpha was carefully revised in the past several months to ensure that, in contrast to a prior proposal by the Funds on climate change, the current Proposal would fully comply with the guidance set forth in SLB 14C.

Specifically, the Funds' prior proposal, which went to Arch Coal, Inc. and other companies, had sought a report on each company's steps to "to significantly reduce carbon dioxide emissions from the company's operations and from the use of its primary product: coal." The Staff issued a no-action letter to Arch Coal on January 17, 2008, stating that "There appears to be some basis for your view that Arch may exclude the proposal under rule 14a-8(i)(7), as relating to Arch's ordinary business operations (i.e., evaluation of risk)." The Funds' request for reconsideration was denied on March 7, 2008. After considering the Staff's advice in the *Arch Coal* matter in light of SLB 14C, the Funds changed their Proposal so that it did not seek a report on steps to reduce carbon dioxide emissions, but rather sought only a report on steps "to significantly reduce the social and environmental harm associated with" such emissions. As the changed Proposal now fully comports with the guidance of SLB 14C as to proposals, there is no basis for the issuance of a no-action letter under Rule 14a-8(i)(7); and the 2008 *Arch Coal* letter, and a similar one in *ONEOK, Inc.* (Feb. 7, 2008), upon which Alpha seeks to rely, are inapposite.

That outcome is squarely supported by the Division's prior guidance. The Division has consistently made clear that "ordinary business" cannot be used as a rationale to exclude under Rule 14a-8(i) (7) proposals that relate to matters of substantial public interest. Thus, the July 12, 2002 *Staff Legal Bulletin 14A,* which specified that Staff would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, advised:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

(Footnotes omitted).

The Bulletin then reviewed the Commission's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters 'but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.'

More recently, *SLB 14C* made clear that proposals seeking reports concerning the effects of a company's actions on the environment or public health, as the Proposal explicitly does here, do not relate to "ordinary business." That Bulletin stated, in relevant part:

> To the extent that a proposal and supporting statement focus on <u>the company minimizing or eliminating operations that may adversely affect the environment or the public's health</u>, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

(emphasis added).

Indeed, the examples cited in SLB 14C show how the Funds' current Proposal does not relate to ordinary business, and so cannot be excluded under Rule 14a-8(i)(7). In SLB 14C, the Staff provided a chart to illustrate when a company may and may not exclude a proposal under Rule 14a-8(i) (7). The Proposal is closely analogous to the *Exxon Mobil Corp.* (March 18, 2005) proposal the Staff included in the chart to show what proposals a company may <u>not</u> exclude as relating to ordinary business. In *Exxon*, the proponents requested "a report on the potential environmental damage that would result from the company drilling for gas in protected areas . .. ."

As was the case with the *Exxon* proposal, the Funds' Proposal here is focused on a threat to the environment and therefore, consistent with SLB 14C, it may not be excluded. In contrast, the Staff in SLB 14C referred to the *Xcel Energy Inc.* (April 1, 2003) proposal as an example of when the Staff would concur with the company's view that a proposal should be excluded. In *Xcel*, the proponents requested, "That the Board of Directors report ... on (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulphur dioxide, nitrogen oxide, and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability)". The Proposal thus differs in critical respects from the *Xcel* proposal, since the Proposal does not request a report on economic risks or benefits, but rather on steps to reduce environmental and social harms.

Further, SLB 14C does not require the exclusion of a proposal merely because it makes some references to the financial or reputational effect on the company. In *Exxon*, one whereas clause stated that there is a need to study and report on the impact of the company's value from decisions to do business in sensitive areas, and another whereas cause expressed concern about the possible advantageous position of the company's major competitors. Similarly here, Alpha seeks to attach much weight to the fact that the whereas clauses mention corporate "valuation" and "productivity/margins" (December 23 Letter at p. 5). But as in *Exxon*, those recitals are of little import, given the sole focus of the requested report on reducing environmental and social harms. Nor does the fact that Alpha already reports on environmental and health issues (December 23 Letter at pp. 3-4) render the Proposal one of "ordinary business," for otherwise, contrary to SLB 14C, all proposals on steps to protect the environment and health could be omitted on the basis that companies already report on those issues.

The denial of no-action relief here is also well-supported by other Staff advice, since its January 17, 2008 letter in *Arch Coal*, rejecting companies' efforts to omit proposals seeking reports on means to reduce greenhouse gases and/or their environmental impact. *See Meredith Corp.* (August 21, 2008) (report assessing options for using types of fiber that would reduce the company's impact on greenhouse gas emissions); *Centex Corp.* (March 18, 2008) (establish and report on quantitative goals, based on available technologies, for reducing total greenhouse gas emissions); *Exxon Mobil Corp.* (March 14, 2008) (report on likely consequences of global climate change for emerging countries and poor communities and comparison with scenarios in which ExxonMobil takes the lead in developing sustainable energy technologies); *Ultra Petroleum Corp.* (March 6, 2008) (report on the company's plans to address climate change); *ONEOK, Inc.* (Feb. 25, 2008) (report on adopting quantitative goals, based on current and emerging technologies, for reducing the company's greenhouse gas emissions).*

---

* In contrast, none of the no-action letters cited by Alpha at pp. 5-6 and 8 of its December 23 Letter, mostly from 2006 and earlier, involved a proposal that expressly sought a report on steps to reduce environmental or health damage from climate change or other causes. Thus, none of those readily distinguishable proposals met the standards of SLB 14C – unlike the Funds' Proposal, which explicitly meets those standards.

The change in the Funds' Proposal also makes more apposite a Staff letter issued before *Arch Coal, General Electric Co.* (January 31, 2007), where the Staff declined to issue no-action advice. Although the proposal requested a global warming report that included estimates of costs and benefits to GE of its climate policy, it also requested that the report discuss the specific scientific data and studies relied on to formulate GE's climate policy, the extent to which GE believed human activity would significantly alter global climate, whether such change is necessarily undesirable and whether a cost-effective strategy for mitigating any undesirable change was practical. Although part of the proposal related to an evaluation of risks and liabilities, the primary focus of the proposal in its entirety was concern about the environment. Here, the focus of the Funds' Proposal is even more plainly on reducing damage to the environment.

Finally, we note that current events continue to make it clear that reduction of the environmental damage from carbon dioxide emissions is the very sort of significant social policy issue that the Commission and the Staff have long recognized as falling outside of "ordinary business." Just yesterday, President Obama pledged in his Inaugural Address that under his Administration, the Nation would "roll back the specter of a warming planet." The Inaugural Address carried forward President Obama's previous pledges that, recognizing the threat from greenhouse gases and global warming, his Administration would (to quote the title of a section of a position paper) "Make the U.S. a Leader in Combating Climate Change around the World," and work to reduce emissions of carbon dioxide and other greenhouse gases. *See* www.barackobama.com/pdf/issues/EnvironmentFactSheet.pdf, at pp. 2-4.

Before that, President Bush had also emphasized the threat from climate change:

> Energy security and climate change are two of the important challenges of our time. The United States takes these challenges seriously, and we are effectively confronting climate change through regulations, public-private partnerships, incentives, and strong investment in new technologies. Our guiding principle is clear: we must lead the world to produce fewer greenhouse gas emissions, and we must do it in a way that does not undermine economic growth or prevent nations from delivering greater prosperity for their people.

(emphasis added). "Statement by the President on Energy Security and Climate Change," White House News (November 28, 2007), at www.whitehouse.gov/news/releases/2007/11/20071128-7.html. Alpha's shareholders should be given the opportunity to consider and vote on a Proposal which focuses directly on the earth-changing environmental harms that two Presidents pledged to address.

Thus the Proposal, which on its face, in the words of *Staff Legal Bulletin 14C,* "focuses on the company minimizing or eliminating operations that may adversely affect the environment or the public's health," cannot be excluded under Rule 14a-8(i)(7).

## III. CONCLUSION

The Funds' Proposal properly requests that Alpha report to shareholders about the Company's actions aimed at "minimizing or eliminating operations that may adversely affect the environment or the public's health," (SLB 14C, *supra*), specifically, the reduction of environmental and social harm associated with carbon dioxide emissions from the Company's operations. The Proposal pertains to a matter of widespread public concern, and does not seek a report on financial, economic or regulatory impacts to the Company, and so does not relate to "ordinary business." Accordingly, under the standards set forth in Rule 14a-8, and the guidance of *Staff Legal Bulletins 14A* and *14C,* the Company has failed to meet the burden of showing that the Funds' Proposal may be excluded under 14a-8(i)(7).

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your time and consideration.

Sincerely,

/s/

Richard S. Simon

cc: Vaughn R. Groves, Esq.
Vice President & General Counsel
Alpha Natural Resources, Inc.
One Alpha Place
Abingdon, VA 24212

**Alpha** Natural Resources

December 23, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-2000

Re: Securities Exchange Act of 1934 - Section 14(a), Rule 14a-8; Omission of Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Alpha Natural Resources, Inc. ("Alpha" and sometimes referred to hereinafter as the "Company") to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that Alpha intends to omit from its proxy solicitation materials for its 2009 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by the Office of the Comptroller of the City of New York on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension, and custodian of the New York City Board of Education Retirement System (collectively, the "Proponents"). Copies of the Proposal and accompanying materials are attached as Exhibit A.

Alpha expects to file its definitive proxy statement for the 2009 annual meeting of shareholders in April 2009. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which Alpha expects to file the definitive proxy solicitation materials for the 2009 annual meeting of shareholders.

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), I am submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov, and have included my name and telephone number both in this letter and the cover email accompanying this letter. In accordance with the Staff's instruction in Section E of SLB 14D, I am simultaneously forwarding by email a copy of this letter to the Proponents.

## THE PROPOSAL

The Proposal requests that Alpha's Board of Directors issue a report on how Alpha is "responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions" from its operations and "from the use of its primary products." In addition, the Proposal includes supporting statements suggesting that "efforts to reduce climate change can profoundly affect the valuation of many companies," such as Alpha, and that "company productivity/margins are likely to be structurally impaired by new regulatory mandates."

## DISCUSSION

As set forth more fully below, Alpha believes that it may properly omit the Proposal from its proxy solicitation materials pursuant to Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the conduct of Alpha's ordinary business operations. The Staff recently granted relief on this basis to a competitor of the Company, Arch Coal, Inc., which received a proposal and supporting statements strikingly similar to the Proposal and its supporting statements. See Arch Coal, Inc. (January 17, 2008). Alpha is one of the leading Appalachian coal suppliers, focusing on mining, processing and marketing steam and metallurgical coal. At September 30, 2008, Alpha operated 62 mines located throughout Central Appalachia and Northern Appalachia. Alpha believes, in particular, that the nearly identical Arch Coal proposal and Arch Coal's coal mining business and this Proposal and Alpha's coal mining business should lead to a similar outcome: the Staff's concurrence with Alpha that the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations. The subject matter in Arch Coal, requesting that Arch Coal prepare a report assessing the rising regulatory, competitive, public pressure to significantly reduce carbon dioxide and other emissions, is substantially similar to the subject matter of the Proposal. In Arch Coal, the Staff concluded that the company could exclude the proposal under Rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., evaluation of risk). In Alpha's view, the Proposal, like the Arch Coal proposal, also improperly calls upon management to conduct an internal assessment of risk to Alpha and may therefore be excluded under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a shareholder proposal that deals with matters relating to a company's "ordinary business" operations. The Commission has stated that the policy underlying this exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (October 14, 1982). In its release adopting revisions to Rule 14a-8 in 1998, the Commission described the two "central considerations" underpinning the exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* In addition, the Staff has indicated that where a proposal requests a report on a specific aspect of the registrant's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of the ordinary business operations. Where it does, such proposal, although only requiring the preparation of a report, will be excludable. SEC Release No. 34-20091 (August 16, 1983).

### A. The Proposal Deals with Fundamental Day-to-Day Management Tasks and Would Allow Shareholders to Micro-Manage Alpha

As stated above, the Staff has explained that the ordinary business exclusion under Rule 14a-8(i)(7) rests on two main considerations: (i) certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight, and (ii) the degree to which the proposal seems to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed decision. 1998 Release.

The social and environmental impacts associated with Alpha's business operations are an integral part of Alpha's day-to-day business strategy and operations. In May 2008, Alpha formed the Safety, Health and Environmental Committee of the Board of Directors with the responsibility to oversee the protection of occupational health and safety and the environment. This committee has the responsibility to monitor Alpha's compliance with safety, health and environmental regulatory requirements and of plans and programs developed by the Company to evaluate and manage safety, health and environmental risks to Alpha's business. (See committee charter attached hereto as Exhibit B). The Company views these matters, which also include regulatory and public pressure to reduce the harm associated with carbon dioxide emissions, as part of Alpha's ordinary business. The committee and management believe these matters to be fundamental to Alpha's business and they are in the best position to determine how resources already committed by the Company to matters of safety, health and the environment relative to Alpha should be deployed, and not the Company's shareholders. This Proposal should be excluded under Rule 14a-8(i)(7) because it seeks to 'micro-manage' Alpha by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be able to make an informed judgment and which would divert resources of the Company to the development of a report that may not, in the committee's and management's judgment, be the correct use of such resources. Further, Alpha clearly views the Company's consideration and response to regulatory and public pressure to reduce the harm associated with carbon dioxide emissions as an important ordinary business consideration as demonstrated by the Company's disclosure in its most recently filed Annual Report on Form 10-K for the fiscal year ended December 31, 2007, in "Item 1. Business" and "Item 1A. Risk Factors" sections of such Form 10-K. (The relevant pages of this Form 10-K are attached hereto as Exhibit C). In these sections, Alpha provides disclosure regarding the current and proposed regulations relating to climate change and carbon dioxide emissions, specifically, and the risks to its business relating to these regulatory developments, and cites a number of the sources identified in the Proposal's supporting statements, including the Regional Greenhouse Gas Initiative and other state initiatives. Alpha clearly views monitoring these regulatory developments as part of its ordinary business operations. Thus, the Proposal relates directly to the Company's policies and programs for risk management, assessments of exposure and loss prevention and other business strategies - matters critical to the operation of Alpha's business and should be excluded.

**B. The Proposal Involves Ordinary Business Matters Because it Relates to the Assessment of Risk.**

Alpha believes the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal is seeking nothing less than an assessment of the risks and liabilities associated with the operation of Alpha's coal mining business. Due to the nature of Alpha's business, a report on its response to the rising regulatory and public pressures to significantly reduce carbon dioxide emissions would be a monumental task because the Proposal likely contemplates a report more detailed than the information already compiled and made publicly available by Alpha. Preparing such a detailed report would be an onerous task, requiring analysis of the day-to-day management decisions, strategies and plans necessary for the operation of a large coal mining company. Such an undertaking would necessarily encompass Alpha's financial budgets, capital expenditure plans, coal pricing philosophy, coal production plans and short- and long-term business strategies. This is the type of micro-management by shareholders that the Commission sought to enjoin in the 1998 Release.

In essence, the Proposal focuses on matters that involve Alpha's fundamental day-to-day business activities and would require Alpha to provide a detailed report that, in effect, summarizes its ordinary business of mining, processing and marketing coal. The Proposal (as is clearly evident in its supporting statement) is in essence calling on Alpha to undertake an internal assessment of the risks and benefits of its current approach to carbon dioxide emission regulations by creating a risk report and distributing it to shareholders. Any assessment or evaluation of the pressures that Alpha may experience as a result of carbon dioxide emission regulations would require the identical action by management as an assessment of the risks and liabilities associated with such regulations. Finally, the Proposal does not request that Alpha change its policies or minimize or eliminate operations that may adversely affect the environment or public health. Thus, Alpha believes that the Proposal requests precisely the type of report involving ordinary business activities noted by the Commission in the 1998 Release as falling within the ordinary business exclusion.

**C. The Proposal Falls Within the Staff's Guidance Issued in Staff Legal Bulletin No. 14C as a Proposal Which may be Omitted for Relating to the Ordinary Business Matter of Evaluating Risk.**

In 2005, the Staff issued Staff Legal Bulletin No. 14C ("SLB 14C") to allow companies to better assess whether shareholder proposals related to environmental and public health issues may be excluded from proxy materials under Rule 14a-8(i)(7). Specifically, in Section D.2. of SLB 14C, the Staff stated:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.
>
> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7).

Alpha believes that the Proposal clearly fits within the first category set forth above and therefore is excludable pursuant to Rule 14a-8(i)(7). It is well established that shareholder proposals seeking a company's assessment of the financial implications of aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of a company's business. The type of report requested by the Proposal necessarily entails Alpha's assessment of its response to pressures to address carbon dioxide emission regulations, and the Proposal and the supporting statements suggest that the reason to do so is for competitive purposes. For example, the supporting statement suggests that "efforts to reduce climate change can profoundly affect the valuation of many companies," such as Alpha, and company "productivity/margins are likely to be structurally impaired by new regulatory mandates." These and other implications throughout the Proposal clearly indicate a focus on Alpha's internal risks and competitive pressures, and not on any overall social and environmental policy issue. As such, these are matters for the business judgment of management. The Staff has granted no-action relief to exclude proposals requesting similar climate change/environmental risk assessment reports. See, e.g., Oneok (February 7, 2008); Arch Coal, Inc. (January 17, 2008); Hewlett-Packard Company (Dec. 12, 2006); Wells Fargo & Company (Feb. 16, 2006); Wachovia Corporation (Feb. 10, 2006); Ford Motor Company (Mar. 2, 2004); American International Group, Inc. (Feb. 11, 2004); and Chubb Corporation (Jan. 25, 2004).

In Xcel Energy, Inc. (Apr. 1, 2003), the Staff granted relief under 14a-8(i)(7) allowing Xcel to exclude a proposal because the proposal requested a report on the economic risks of Xcel's prior, current and future emissions of carbon dioxide and other substances. The Xcel proposal requested the report to address, among other things, "the economic benefits of committing to a substantial reduction" of such emissions related to its business operations. Similarly, the Proposal asks Alpha to address risks it may encounter as a result of regulatory and public opinion developments. The Proposal suggests that if Alpha ignores these issues then it may be impaired financially. The Proposal submitted to Alpha requests the same type of risk versus benefit report requested by the proposal in Xcel. See Centex Corporation (May 14, 2007) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal calling for management to "assess how the [c]ompany is responding to rising regulatory, competitive and public pressure to address climate change" as an evaluation of risk relating to the company's ordinary business); ACE Limited (March 19, 2007) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal calling for a report describing the company's strategy with respect to climate change); Standard Pacific Corp. (Jan. 29, 2007) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal calling for a report to "assess [the company's] response to rising regulatory, competitive and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business); Ryland Group, Inc. (Feb. 13, 2006) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report on the company's "response to rising regulatory, competitive and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business); Newmont Mining Corp. (Feb. 5, 2005) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal calling for management to review "its policies concerning waste disposal" at certain of its mining operations," with a particular reference to potential environmental and public health risks incurred by the company"); and Cinergy Corp. (Feb. 5, 2003) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report on, among other things, "economic risks associated with the [c]ompany's past, present and future emissions" of certain substances).

Similarly, in Willamette Industries, Inc. (Mar. 20, 2001), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a proposal requesting that an independent committee of the board prepare a report on the company's environmental problems, including an assessment of financial risk due to environmental issues. In Willamette, the company argued that compliance with federal, state and local environmental laws and regulations was a matter that related to ordinary business operations which is Alpha's position as well and further evidenced by Alpha addressing this business issue with the formation of the Safety, Health and Environmental Committee of the Company's Board of Directors and Alpha's business disclosures in public filings with the Commission. The company also highlighted that such a report would interfere with its day-to-day operations. The Staff permitted the exclusion of the proposal because it related to an evaluation of risk. Similarly, the Proposal references regulations aimed at reducing carbon dioxide emissions, including references to the Western Climate Initiative, the Regional Greenhouse Gas Initiative and the various regulatory proposals aimed at regulating and reducing greenhouse gases currently pending before Congress. Like the proposal in Willamette, the Proposal relates to Alpha's ordinary business operations, or Alpha's assessment of regulatory risk, which is inappropriate for consideration by shareholders as a group.

### D. Focus of Proposal on Ordinary Business Operations, Not Social and Environmental Harm

Furthermore, the fact that the Proponents have included a reference to "social and environmental harm" does not convert this Proposal into a proposal focusing specifically on social policy issues. The Staff repeatedly has concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even it if also touches upon a significant social policy issue. See, e.g., Xcel (where the proponents included references to "global climate change" and "pollution-related ailments" and failed to succeed in altering the ordinary business nature of the proposal - establishment of risk management policies regarding carbon dioxide and other emissions); Wal-Mart Stores (March. 15, 1999) (proposal requesting report to ensure that company did not purchase goods from suppliers using forced labor, convict labor and child labor, was excludable since it requested that the report also address ordinary business matters); and General Electric Co. (Feb. 10, 2000) (proposal excludable under Rule 14a-8(i)(7) where a portion of it related to ordinary business matters). In Wachovia Corporation (January 28, 2005), the Staff found that Wachovia could "exclude [a] proposal under rule 14a-8(i)(7), as relating to Wachovia's ordinary business operations (i.e., evaluation of risk)." The proposal in Wachovia requested that "the Board of Directors report to shareholders by October 2006 on the effect on [the] company's business strategy of the challenges created by global climate change." As noted by Wachovia in its no-action request, the same proponent had submitted an identical proposal the prior year, except that the word "challenges" had been "risks," which had been excluded on similar grounds. Wachovia noted that the change of word from "risk" to "challenge," in an apparent attempt to avoid the proposal being excluded as relating to evaluation of risk, did not change the substance of the proposal (i.e., relating to Wachovia's ordinary business operations). We believe this reasoning is equally applicable to the Proposal. While the Proposal does not use the word "competitive," as in the Arch Coal proposal, and includes a reference to "social and environmental harm," the Proponents' primary focus, as in Arch Coal described above, is on the impact to Alpha of the possible risks associated with climate change. Further, the Proponents' Proposal does not mention Alpha minimizing or eliminating operations that may adversely affect the environment or public health (e.g., the Proposal focuses on the impact of regulatory and public pressures on the Company, rather than the impact of Alpha on the environment).

In the present case, the Proposal focuses on the impact of environmental pressures, be they regulatory or public, on the Company, rather than the impact of the Company on the environment. This is evidenced, not only by the terms of the Proposal itself, but by the references to the likely economic implications of climate change on companies, including the statement that "[e]fforts to reduce climate change can profoundly affect the valuation of many companies" and that "company productivity/margins are likely to be structurally impaired by new regulatory mandates, to reduce greenhouse gas emissions." These statements clearly indicate that the Proposal is focused on risks to, and liability of, the Company, rather than social policy. These are matters for the business judgment of management, and are not appropriate for oversight by shareholders.

In short, Alpha believes that the Proposal focuses on its fundamental day-to-day business operations and involves a matter that requires an internal assessment of various regulatory and public policy risks. Moreover, a proposal may be excluded in its entirety when it addresses ordinary business matters even if it also touches upon a policy matter. The fact that the Proposal and supporting statement mention carbon dioxide emissions and climate change do not remove it from the scope of Rule 14a-8(i)(7) because the Proposal fundamentally addresses the benefits, risks and liabilities Alpha faces as a result of its response to regulatory and public pressure to address carbon dioxide emissions. Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, Alpha believes that it may properly omit the Proposal under Rule 14a-8(i)(7).

Based upon the foregoing, Alpha believes that the Proposal may properly be omitted from its proxy solicitation materials for its 2009 annual meeting of shareholders under Rule 14a-8(i)(7), because the Proposal deals with the ordinary business operations of Alpha.

**STAFF'S USE OF FACSIMILE NUMBERS FOR RESPONSE**

Pursuant to SLB 14C, in order to facilitate transmission of the Staffs response to my request during the highest volume period of the shareholder proposal season, my facsimile number is (276) 623-4321, and the Proponents' facsimile number is (212) 815-8663 (New York City Office of the Comptroller).

**CONCLUSION**

Based upon the foregoing analysis, Alpha respectfully requests that the Staff concur that it will take no action if Alpha omits the Proposal from its proxy solicitation materials for its 2009 annual meeting of shareholders. If the Staff does not concur with the positions of Alpha discussed above, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

If you have any questions or require any additional information, please do not hesitate to contact me at (276) 619-4463.

Sincerely,

Vaughn R. Groves
Vice President, Secretary and General Counsel

cc: Patrick Doherty, New York City Office of the Comptroller,
Bureau of Asset Management

**Exhibit A**

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N Y 10007-2341

WILLIAM C THOMPSON, JR
COMPTROLLER

RECEIVED

NOV 17 2008

EXECUTIVE DEPARTMENT

November 12, 2008

Mr. Vaughn R Groves
Vice President, Secretary and
General Counsel
Alpha Natural Resources, Inc
One Alpha Place
P. O. Box 2345
Abingdon, VA 24212

Dear Mr. Groves.

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension, and custodian of the New York City Board of Education Retirement System (the "funds") The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Alpha Natural Resources, Inc common stock are enclosed The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting

We would be happy to discuss this initiative with you Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter

Very truly yours,

Patrick Doherty
Enclosures
Alpha Natural Resources - climate

WHEREAS:

In 2007, the Intergovernmental Panel on Climate Change found that that "warming of the climate system is unequivocal" and that man-made greenhouse gas emissions are now believed, with greater than 90 percent certainty, to be the cause

In October 2007, a group representing the world's 150 scientific and engineering academies including the U S National Academy of Sciences issued a report urging governments to lower greenhouse gas emissions by establishing a firm and rising price for such emissions and by doubling energy research budgets to accelerate deployment of cleaner and more efficient technologies

In October 2006, a report authored by former chief economist of The World Bank, Sir Nicolas Stern, estimated that climate change will cost between 5% and 20% of global domestic product if emissions are not reduced, and that greenhouse gases can be reduced at a cost of approximately 1% of global economic growth The report also warned that "the investment that takes place in the next 10-20 years will have a profound effect on the climate in the second half of this century and in the next "

In 2004, combustion of coal was responsible for approximately 35% of all greenhouse gas emissions generated by fossil fuels in the U S.

Nineteen U S states have established statewide emissions reduction goals and a majority of U S states have entered into regional initiatives to reduce emissions Two such initiatives are the Western Climate Initiative, a six-state collaboration with an emissions reduction goal of 15% below 2005 levels by 2020; and the Regional Greenhouse Gas Initiative, involving ten northeastern and mid-atlantic states that aim to reduce carbon dioxide emissions from power plants by 10% between 2009 and 2019 As of September 2008, the U S Senate was considering at least nine proposals for a national cap-and-trade system to regulate and reduce greenhouse gas emissions

In October 2008, McKinsey & Company reported that, "Efforts to reduce climate change can profoundly affect the valuation of many companies, but executives so far seem largely unaware."

In May 2007, Standard and Poors indicated that energy efficiency is likely to emerge as a major part of the solution to climate change, and warned that the global power system "can't do without coal, but it also continue to burn coal in its current form "

In a July 2007 report, Citigroup warned that, "Prophesies of a new wave of Coal-fired generation have vaporized, while clean Coal technologies such as IGCC with carbon capture and Coal to-Liquids remain a decade away, or more," and that, "company productivity/margins are likely to be structurally impaired by new regulatory mandates" to reduce greenhouse gas emissions

RESOLVED: The proposal requests a report [reviewed by a board committee of independent directors] on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the company's operations and from the use of its primary products

BNY MELLON
ASSET SERVICING

US Securities Services

November 12, 2008

To Whom It May Concern

Re: ALPHA NAT RES INC. CUSIP#: 02076X102

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 09, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System

The New York City Employees' Retirement System 45,298 shares

Please do not hesitate to contact me should you have any specific concerns or questions

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

BNY MELLON
ASSET SERVICING

US Securities Services

Novemebei 12, 2008

To Whom It May Concern

Re: ALPHA NAT RES INC. CUSIP#: 02076X102

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 09, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System

The New York City Teachers' Retirement System 25,714 shares

Please do not hesitate to contact me should you have any specific concerns or questions

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

November 12, 2008

To Whom It May Concern

Re: ALPHA NAT RES INC. CUSIP#: 02076X102

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 09, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund

The New York City Police Pension Fund 5,900 shares

Please do not hesitate to contact me should you have any specific concerns or questions

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street New York NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

November 12, 2008

To Whom It May Concern

Re: ALPHA NAT RES INC. CUSIP#: 02076X102

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 09, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund

The New York City Fire Department Pension Fund 4,800 shares

Please do not hesitate to contact me should you have any specific concerns or questions

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street New York NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

November 12, 2008

To Whom It May Concern

Re: ALPHA NAT RES INC. CUSIP#: 02076X102

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 09, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System

The New York City Board of Education Retirement System 1,100 shares

Please do not hesitate to contact me should you have any specific concerns or questions

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street New York NY 10286

Exhibit B

Alpha Natural Resources

## SAFETY, HEALTH AND ENVIRONMENTAL COMMITTEE CHARTER

### I. Purpose.

The Safety, Health and Environmental Committee of Alpha Natural Resources, Inc (the "Company") is appointed by the Board of Directors (the "Board") to provide oversight of the Company's performance regarding protection of occupational health and safety and the environment, including: (i) the Company's compliance with safety, health and environmental and regulatory requirements; (ii) the Company's promulgation and enforcement of policies, procedures and practices relative to protection of the safety and health of employees, contractors, customers and the public and the environment; (iii) the plans, programs and processes established by the Company to evaluate and manage safety, health and environmental risks to its business, operations, and products; (iv) the Company's response to significant safety, health and environmental public policy, legislative, regulatory, political and social issues and trends that may affect the business operations, financial performance, or public image of the Company or the industry; and (v) such other duties as assigned to it from time to time by the Board

### II. Committee Composition.

The Committee shall be comprised of three or more members of the Board The members of the Committee shall be appointed by the Board and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation, retirement, removal from office or death The members of the Committee may be removed, with or without cause, by a majority vote of the Board

Unless a Chairman is elected by the full Board, the members of the Committee shall designate a Chairman by majority vote of the full Committee membership. The Chairman will chair all meetings of the Committee and set the agendas for Committee meetings The Chairman shall establish an annual calendar with a proposed agenda of the matters to be addressed at each of the Committee's scheduled meetings during the year

### III. Delegation of Duties.

In fulfilling its responsibilities, the Committee is entitled to form and delegate any or all of its responsibilities to a subcommittee consisting of one or more members of the Committee, when appropriate and permitted by applicable legal and regulatory requirements Where so permitted, a subcommittee of the Committee may exercise the powers and authority of the Committee and the Board while acting within the scope of the powers and responsibilities delegated to it

## IV. Meetings

The Committee shall meet as often as its members deem necessary to fulfill the Committee's responsibilities A majority of the Committee members shall constitute a quorum for the transaction of the Committee's business The Committee shall act upon the vote of a majority of its members at a duly called meeting at which a quorum is present Any action of the Committee may be taken by a written instrument signed by all of the members of the Committee The Committee shall have the authority to establish other rules and procedures for notice and conduct of its meetings consistent with the Company's bylaws and the Corporate Governance Practices and Policies

The Committee may invite to its meetings any director, member of management of the Company and such other persons as it deems appropriate in order to carry out its responsibilities

## V. Powers and Duties.

The following functions shall be the recurring activities of the Committee in carrying out its responsibilities outlined in Section I of this Charter These functions should serve as a guide with the understanding that the Committee may carry out additional or substitute functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter

The Committee shall have the following specific powers and duties:

1 Review appropriate objectives and policies for the Company relative to the protection of the health and safety of employees, contractors, customers and the public and the environment, and oversee the Company's monitoring and enforcement of these policies and the related procedures and practices

2 Review with management the quality of the Company's procedures for identifying, assessing, monitoring and managing the principal risks in the Company's business associated with occupational health and safety and the protection of the environment While it is the responsibility of management to assess and manage the Company's exposure to safety, health and environmental risks, the Committee will provide oversight by reviewing policies that govern these procedures

3. Discuss annually with management the scope and plans for conducting audits of the Company's safety, health and environmental performance The Committee will also meet with management to discuss the significant results of the audits

4 Review and discuss with management any material noncompliance with safety, health and environmental laws, and management's response to such noncompliance

5 Review and discuss with management pending or threatened administrative, regulatory, or judicial proceedings that are material to the Company and management's response to such proceedings

6 Review and discuss any significant safety, health and environmental public policy, legislative, regulatory, political and social issues and trends that may affect the business operations, financial performance, or public image of the Company or the industry, and management's response to such matters

7 Review with management the Company's procedures for the handling of complaints regarding safety, health and environmental matters

8 Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval

9 Conduct an annual performance evaluation of the Committee

10 Perform such other duties and responsibilities, consistent with this Charter and governing laws, as may be delegated to the Committee from time to time by the Board

11 Report to the Board on a regular basis and make such recommendations with respect to any of the above matters as the Committee deems necessary or appropriate

**VI Committee Resources.**

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern that the Committee deems appropriate. The Committee shall have the sole authority to select and retain a consultant, to terminate any consultant retained by it, and to approve the consultant's fees and other retention terms The Company shall provide for appropriate funding for such counsel or experts retained by the Committee

**VII. Understanding as to the Committee's Role.**

Management of the Company is responsible for the day-to-day operation of the Company's business. As a result, the Company's officers and employees and other persons who may be engaged by the Committee may have more time, knowledge and detailed information about the Company than do the Committee members The Committee will review information, opinions, reports or statements presented to the Committee by the Company's officers or employees or other persons as to matters the Committee members reasonably believe are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company While the Committee has the responsibilities and powers set forth in this charter, each member of the Committee, in the performance of his or her duties, will be entitled to rely in good faith upon reports presented to the Committee by these experts Accordingly, the Committee's role does not provide any special assurances with regard to matters that are outside the Committee's area of expertise or that are the traditional responsibility of management

*May 14, 2008*

# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
# Form 10-K

**Exhibit C**

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2007**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition Period from to**

**Commission File No. 1-32423**

# ALPHA NATURAL RESOURCES, INC.

*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Delaware** | **02-0733940** |
| *(State or other jurisdiction of incorporation or organization)* | *(I R S Employer Identification Number)* |
| **One Alpha Place, P.O. Box 2345, Abingdon, Virginia** | **24212** |
| *(Address of principal executive offices)* | *(Zip Code)* |

**Registrant's telephone number, including area code:**
**(276) 619-4410**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common stock, $0.01 par value | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

The aggregate market value of the Common Stock held by non-affiliates of the registrant on June 29, 2007, was approximately $1,362,111,527 based on the last sales price reported that date on the New York Stock Exchange of $20.79 per share. In determining this figure, the registrant has assumed that all of its directors and executive officers are affiliates. Such assumptions should not be deemed to be conclusive for any other purpose.

Common Stock, $0.01 par value, outstanding as of February 22, 2008 - 66,077,847 shares.

**DOCUMENTS INCORPORATED BY REFERENCE**

Part III incorporates certain information by reference from the registrant's definitive proxy statement for the 2008 annual meeting of stockholders (the "Proxy Statement"), which will be filed no later than 120 days after the close of the registrant's fiscal year ended December 31, 2007.

*Maxxim Rebuild.* We own Maxxim Rebuild Co., LLC, a mining equipment company with facilities in Kentucky and Virginia. This business largely consists of repairing and reselling equipment and parts used in surface mining and in supporting preparation plant operations. Maxxim Rebuild had revenues of $29.2 million for 2007, of which approximately 87% was generated by services provided to our other subsidiaries and approximately 13% was generated by sales to external customers, including $1.2 million to export customers.

*Dominion Terminal Associates.* Through our subsidiary Alpha Terminal Company, LLC, we hold a 32.5% interest in Dominion Terminal Associates, a 22 million-ton annual capacity coal export terminal located in Newport News, Virginia. The terminal, constructed in 1982, provides the advantages of unloading/transloading equipment with ground storage capability, providing producers with the ability to custom blend export products without disrupting mining operations. During 2007, we shipped a total of 1.8 million tons of coal to our customers through the terminal. We make periodic cash payments in respect of the terminal for operating expenses, which are partially offset by payments we receive for transportation incentive payments and for renting our unused storage space in the terminal to third parties. Our cash payments for expenses for the terminal in 2007 were $4.1 million, partially offset by payments received in 2007 of $2.7 million. The terminal is held in a partnership with subsidiaries of three other companies, Dominion Energy (20%), Arch Coal (17.5%) and Peabody Energy (30%). We and our other interested partners were pursuing an investment of approximately $35.0 for the construction of a new import facility at the terminal. During 2007, the previously indicated demand by electric utilities for import coals shifted, with the result that there is insufficient demand to warrant the project. Consequently, the project has been deferred.

*Gallatin Materials LLC.* On December 28, 2006, our subsidiary, Palladian Lime, LLC ("Palladian") acquired a 94% ownership interest in Gallatin Materials LLC ("Gallatin"), a start-up lime manufacturing business in Verona, Kentucky by assuming liabilities in the amount of $3.6 million consisting of a note payable in the amount of $1.8 million and accounts payable and accrued expenses in the amount of $1.7 million. The liabilities assumed were allocated to fair value of assets acquired consisting mainly of intangible assets. In addition, Palladin agreed to and made (i) cash capital contributions of $10.3 million, of which $3.3 million was funded as of December 31, 2006, (ii) a committed subordinated debt facility of up to $8.8 million provided to Gallatin by Palladian, of which $3.8 million was funded as of December 31, 2007 and (iii) a letter of credit procured for Gallatin's benefit under our current senior credit facility in the amount of $2.6 million to cover project cost overruns. The first of two planned rotary pre-heater lime kilns is expected to be in production in the first quarter 2008 and will produce lime to be sold primarily to coal-burning utilities as a scrubbing agent for removing sulfur dioxide from flue gas, helping them to meet increasingly stringent air quality standards under the federal Clean Air Act. The lime will also be sold to steel producers for use as flux in electric arc and basic oxygen furnaces. The minority owners were granted restricted member interests in Gallatin, which vest based on performance criteria approximately three years from the closing date and which, if earned in their entirety, would reduce our ownership to 77.5%. Approximately $22.3 million was spent on capital expenditures by Gallatin during 2007. As of December 31, 2007, Gallatin borrowed $18.5 million for project financing.

Gallatin will produce two basic qualities of lime. High calcium lime is used by both the steel industry as a fluxing agent in both electric arc and basic oxygen furnaces and the utility industry as a scrubbing agent for flue gas desulphurization. Gallatin's medium magnesium lime is only used by the steel industry as a fluxing agent.

*Miscellaneous.* We engage in the sale of certain non-strategic assets such as timber, gas and oil rights as well as the leasing and sale of non-strategic surface properties and reserves. We also provide coal and environmental analysis services.

### Employee and Labor Relations

Approximately 96% of our coal production in 2007 came from mines operated by union-free employees, and as of December 31, 2007, over 94% of 3,640 employees were union-free. We believe our employee relations are good, and there have been no material work stoppages at any of our properties in the past ten years.

### Environmental and Other Regulatory Matters

Federal, state and local authorities regulate the U.S. coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, the reclamation and restoration of mining properties after mining has been completed, the discharge of materials into the environment, surface subsidence from underground mining, and the effects of mining on groundwater quality and quantities. These requirements have had, and will continue to have, a significant effect on our production costs and our competitive position. More stringent future requirements may impose substantial increases in equipment and operating costs to us and delays, interruptions, or a termination of operations, the extent of which cannot be predicted. We intend to respond to any such future regulatory requirements at the appropriate time by implementing necessary modifications to facilities or operating procedures. Future requirements, such as those related to greenhouse gas emissions, may also cause coal to become a less attractive fuel source, thereby reducing coal's share of the market for fuels used to generate electricity. Any such requirements may adversely affect our mining operations, cost structure, revenues, or the ability of our customers to use coal.

We strive to conduct our mining operations in compliance with all applicable federal, state, and local laws and regulations. However, because of extensive and comprehensive regulatory requirements along with changing interpretations of these requirements, violations occur from time to time. Since our inception in 2002, none of the assessed violations or associated monetary penalties has been material to our operations. Nonetheless, we expect that future liability under or compliance with environmental, health and safety requirements could have a material effect on our operations or competitive position. Under some circumstances, substantial fines and penalties, including revocation or suspension of mining permits, could be imposed under the laws described below. Monetary sanctions and, in severe circumstances, criminal sanctions could be imposed for failure to comply with these laws.

As of December 31, 2007, we had accrued $91.2 million for reclamation liabilities and mine closures, including $8.2 million of current liabilities.

*Climate Change.* One major by-product of burning coal is carbon dioxide, which is considered a greenhouse gas and is a major source of concern with respect to global warming. Considerable and increasing government attention in the United States and other countries is being paid to reducing greenhouse gas emissions, including emissions from coal-fired power plants. Congress is actively considering legislation to reduce greenhouse gas emissions in the United States, and there are a number of state and regional initiatives underway. Efforts to reduce greenhouse gas emissions could adversely affect the price and demand for coal.

The United States has not ratified the Kyoto Protocol to the 1992 Framework Convention on Global Climate Change (the "Protocol"), which became effective for many countries in 2005 and establishes a binding set of emission targets for greenhouse gases. However, the United States is actively participating in various international initiatives to reduce greenhouse gas emissions, including negotiations for a new international climate treaty to replace the Protocol. Under the current schedule, the new treaty would be agreed to in late 2009.

In addition to possible future U.S. treaty obligations, regulation of greenhouse gases in the United States could occur pursuant to federal legislation, regulatory changes under the Clean Air Act, state initiatives, or otherwise. At the federal level, Congress is actively considering numerous climate change bills, including bills that would establish nationwide cap-and-trade programs to reduce greenhouse gas emissions. Most prominently, in 2007 the Lieberman-Warner America's Climate Security Act passed the Senate Environment and Public Works Committee," and this bill or similar legislation is expected to be taken up by the full Senate during 2008.

To date, the U.S. Environmental Protection Agency ("EPA") has not regulated carbon dioxide emissions. In 2007, however, the U.S. Supreme Court ruled in *Massachusetts v. Environmental Protection Agency* that the Clean Air Act gives EPA the authority to regulate vehicle tailpipe emissions of greenhouse gases and that EPA had not yet articulated a reasonable basis for not issuing such regulation. A similar lawsuit, currently pending before the U.S. Court of Appeals for the District of Columbia Circuit, challenges EPA's failure in 2006 to regulate carbon dioxide in its new source performance standards covering power plants and industrial boilers. These lawsuits could result in the issuance of a court order requiring the EPA to set emission limitations for carbon dioxide from stationary sources such as power plants.

State and regional climate change initiatives may take effect before federal action. Ten Northeastern states (Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Rhode Island, and Vermont) have entered the Regional Greenhouse Gas Initiative ("RGGI") Agreement, calling for a ten percent reduction of carbon dioxide emissions by 2018, with state programs to be launched by January 1, 2009.

Participating states are developing their state rules pursuant to a model rule issued by RGGI. Another group of Northeastern states (Connecticut, Delaware, Maine, New Hampshire, New Jersey, New York, and Vermont), joined by New York City, have brought a court action seeking to declare carbon dioxide emissions from power plants to be a public nuisance. A decision is pending before the U.S. Court of Appeals for the Second Circuit. Climate change developments are also taking place on the west coast. In September 2006, California adopted greenhouse gas legislation that prohibits long-term base-load generation from having a greenhouse gas emissions rate greater than that of a combined cycle natural gas generator and that allows for long-term deals with generators that sequester carbon emissions. In January 2007, the California Public Utility Commission adopted regulations implementing the new legislation and establishing the greenhouse gas emission standard at 1,100 pounds of carbon dioxide per megawatt-hour. In February 2007, Arizona, California, New Mexico, Oregon and Washington, later joined by Montana, Utah, and two Canadian provinces, announced the Western Regional Climate Action Initiative to develop a regional target to reduce greenhouse gas emissions and to devise a market-based program to meet the target.

Implementation of these or any other climate change standards or initiatives will likely require additional controls on coal-fired power plants and industrial boilers and may even cause some users of our coal to switch from coal to a lower carbon fuel or more generally reduce the demand for coal-fired electricity generation. This could result in an indeterminate decrease in price and demand for coal nationally.

*Mining Permits and Approvals.* Numerous governmental permits or approvals are required for mining operations. The permitting process requires us to present data to federal, state or local authorities pertaining to the effects or impacts that any of our proposed production, processing of coal, or other activities may have upon the environment. The authorization, permitting and/or implementation requirements imposed by the permits or authorizations may be costly, time and resource consuming, and may delay commencement or continuation of our operations. Also, past or ongoing violations of federal and state mining laws could provide a basis to revoke existing permits and/or deny or cause delay in the issuance of additional permits if an officer, director or a stockholder with a 10% or greater interest in an affiliated entity has violated federal or state mining laws or if that person is in a position to control another entity that has outstanding permit violations.

Typically, our necessary permit applications are submitted several months, or even years, before we plan to begin mining a new area. Although some permits or authorizations may take six months or longer to obtain, in the past we have generally obtained our mining permits without significant delay. However, as there have been a growing number of court challenges filed against agency decisions to issue coal mining permits, we cannot be sure that difficulty in obtaining timely permits in the future will not occur.

*Surface Mining Control and Reclamation Act.* The Surface Mining Control and Reclamation Act of 1977 ("SMCRA"), which is administered by the Office of Surface Mining Reclamation and Enforcement ("OSM"), establishes mining, environmental protection and reclamation standards for all aspects of surface mining as well as many aspects of deep mining. Mine operators must obtain SMCRA permits and permit renewals from the OSM, or from the applicable state agency if the state agency has obtained primacy. States in which we have active mining operations have achieved primacy.

SMCRA permit provisions and performance standards include a complex set of requirements which include, but are not limited to the following: reclamation performance bonds, coal prospecting; mine plan development; topsoil removal, storage and replacement; selective handling of overburden materials; mine pit backfilling and grading; disposal of excess spoil; protection of the hydrologic balance; subsidence control for underground mines; surface drainage control; mine drainage and mine discharge control and treatment; post mining land use development; re-vegetation: compliance with many other major environmental statutes, including the Clean Air Act; Clean Water Act; Resource Conservation and Recovery Act ("RCRA") and Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund"). Also, the Abandoned Mine Land Fund, which was created by SMCRA, requires a fee on all coal produced. In 2007 and 2006, we recorded $5.0 million of expenses for this reclamation tax each year.

*Surety Bonds.* Mine operators are often required by federal and/or state laws to assure, usually through the use of surety bonds, payment of certain long-term obligations including, but not limited to, mine closure or reclamation costs, federal and state workers' compensation costs, coal leases and other miscellaneous obligations. We have a committed bonding facility with Travelers Casualty and Surety Company of America, pursuant to which and (iv) other matters. In 2007, the implementation of the MINER Act continued through to the regulatory process. For example, new penalty regulations with the effect of significantly increasing regular penalty amounts and special assessment were passed. Further, regulations were implemented relating to mine seal requirements increasing cost of compliance. The outlook for 2008 includes a possibility that additional new federal legislation known as the S-MINER Act could be passed that would increase the cost structure and materially adversely affect our mining operations. The legislation would, for example, require: a) technological advancements and improvements at expedited rates; b) require mining plan and ventilation changes, as well as affect the materials used for ventilation purposes; c) impose additional requirements for compliance with examinations for hazardous conditions; d) impose more stringent industrial hygiene requirements; e) impose requirements for changing to more costly belt conveyor materials; f) impose additional requirements for sealing areas; and g) increase the maximum assessed penalty amounts currently authorized and penalty payment obligations. Various states also have enacted their own new laws and regulations addressing many of these same subjects. In 2007, the State of West Virginia, for example, enacted legislation that imposes additional burdens on coal operators, including, among other things, a) the prohibition of the use of belt air unless approval is obtained; b) imposing additional design requirements for seals; c) mandating education and certification programs for miners; and d) continuing its advance for the imposition of additional technological improvements recommended by a task force. Our compliance with these or any new mine health and safety regulations could increase our mining costs. New legislation or administrative regulations (or new judicial interpretations or administrative enforcement of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs.

These regulations, if proposed and enacted in the future, could have a material adverse effect on our financial condition and results of operations.

*Extensive environmental regulations affect our customers and could reduce the demand for coal as a fuel source and cause our sales to decline.*

Our operations and those of our customers are subject to extensive environmental regulation relating to air emissions, water discharges, generation and disposal of waste materials, and permitting of operations. These requirements are a significant part of the costs of our respective businesses, and our costs relating to environmental matters are increasing as environmental regulation becomes more stringent.

In particular, The Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, and other compounds emitted into the air from electric power plants, which are the largest end-users of our coal. A series of more stringent requirements are expected to become effective in coming years, including EPA's Clean Air Interstate Rule that focuses on sulfur dioxide and nitrogen oxides from coal-fired power plants, and increased regulation relating to particulate matter, ozone, haze, mercury and other air pollutants.

One major by-product of burning coal is carbon dioxide, which is considered a greenhouse gas and is a major source of concern with respect to global warming. Future regulation of greenhouse gases in the United States could occur pursuant to future U.S. treaty obligations, such as the projected new treaty to replace the Kyoto Protocol, new legislation that for example may establish a carbon tax or cap-and-trade program, or otherwise. State and regional climate change initiatives, such as the Regional Greenhouse Gas Initiative of eastern states, the Western Regional Climate Action Initiative, and recently enacted California legislation, may take effect before federal action.

Considerable uncertainty is associated with these air emissions initiatives. The content of new treaties or legislation is not yet determined, and many of the new regulatory initiatives remain subject to review by the agencies or the courts. These more stringent air emissions limitations, however, such regulations will require significant emissions control expenditures for many coal-fired power plants and could have the effect of making coal-fired plants unprofitable. Any switching of fuel sources away from coal, closure of existing coal-fired plants, or reduced construction of new plants could have a material effect on demand for and prices received for our coal. The majority of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser's plant or results in specified increases in the cost of coal or its use to comply with applicable ambient air quality standards. As a result, these generators may switch to other fuels that generate less of these emissions or install more effective pollution control equipment, possibly reducing future demand for coal and the construction of coal-fired power plants.

Also, see Item 1, "Environmental and Other Regulatory Matters" for a discussion of environmental issues potentially affecting our operations.

***Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could result in material liabilities to us.***

Our operations currently use hazardous materials and generate limited quantities of hazardous wastes from time to time. Our Predecessor and acquired companies also utilized certain hazardous materials and generated similar wastes. We may be subject to claims under federal and state statutes and/or common law doctrines for toxic torts, natural resource damages and other damages as well as for the investigation and clean up of soil, surface water, groundwater, and other media. Such claims may arise, for example, out of current or former conditions at sites that we own or operate currently, as well as at sites that we or our Predecessor and acquired companies owned or operated in the past, and at contaminated sites that have always been owned or operated by third parties. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share. We have not been subject to claims arising out of contamination at our facilities, and are not aware of any such contamination, but may incur such liabilities in the future.

We maintain extensive coal slurry impoundments at a number of our mines. Such impoundments are subject to extensive regulation. Slurry impoundments maintained by other coal mining operations have been known to fail, causing extensive damage to the environment and natural resources, as well as liability for related personal injuries and property damages. Some of our impoundments overlie mined out areas, which can pose a heightened risk of failure and of damages arising out of failure. If one of our impoundments were to fail, we could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for fines and penalties.

These and other similar unforeseen impacts that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations, could result in costs and liabilities that could materially and adversely affect us.

Also, see Item 1, "Environmental and Other Regulatory Matters" for discussion related to "Superfund," and "RCRA."

***We may be unable to obtain and renew permits necessary for our operations, which would reduce our production, cash flow and profitability.***

Mining companies must obtain numerous permits that impose strict regulations on various environmental and safety matters in connection with coal mining. These include permits issued by various federal and state agencies and regulatory bodies. The permitting rules are complex and may change over time, making our ability to comply with the applicable requirements more difficult or impractical, possibly precluding the continuance of ongoing operations or the development of future mining operations. The public, including non-governmental organizations such as anti-mining groups and individuals, have certain rights by statutes to comment upon, submit objections to, and otherwise engage in the permitting process, including bringing citizens' lawsuits to challenge such permits or mining activities. Accordingly, required permits may not be issued or renewed in a timely fashion (or at all), or permits issued or renewed may be conditioned in a manner that may restrict our ability to efficiently conduct our mining activities. Such inefficiencies would likely reduce our production, cash flow, and profitability.

Permits under Section 404 of the Clean Water Act are required for coal companies to conduct dredging or filling activities in jurisdictional waters for the purpose of creating slurry ponds, water impoundments, refuse areas, valley fills or other mining activities. The Army Corps of Engineers (the "COE") is empowered to issue "nationwide" permits for specific categories of filling activity that are determined to have minimal environmental adverse effects in order to save the cost and time of issuing individual permits under Section 404. Nationwide Permit 21 authorizes the disposal of dredge-and-fill material from mining activities into the waters of the United States. On October 23, 2003, several citizens groups sued the COE in the U.S. District Court for the Southern District of West